Contact

www.linkedin.com/in/
mohammeddiallonyl (LinkedIn)
www.facebook.com/
MohammedDialloNYL (Personal)
twitter.com/MDialloNYL (Personal)

Top Skills

401k Rollovers

Annuity Sales

Asset Protection

Languages

French (Native or Bilingual)

Susu (Native or Bilingual)

English (Native or Bilingual)

Fulah (Native or Bilingual)

Certifications

Life & Health Insurance License

Mohammed Diallo

Co-Founder & CEO at Ginjan Bros Inc. and Ginjan Café
New York, New York, United States

Summary

Born of Africa, Made in New York - Mohammed is the Co-Founder
and CEO of Ginjan a New York based African Inspired CPG and
Experiential Brand. Mohammed is on a mission to share the best of
African hospitality through Food and Bev. and make the flavors of
Africa ubiquitous around the world.

Learn more on social @ginjanbros and @ginjancafe
or online at ginjanbros.com

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Experience

Ginjan Bros, LLC
Co-Founder & CEO
July 2015 - Present (9 years 2 months)
New York

Set the vision, lead strategy, and ensure project execution and alignment with
the company's goals.

PolicyGenius Inc.
Case Manager
January 2017 - September 2019 (2 years 9 months)
22 W 19th street, 8th floor, New York, NY 10011

As a Case Manager at Policy Genius, I help provide an easy and seamless
experience for clients applying for life insurance.

*Own and manage an individual caseload of in-process life insurance
applications, from submission to carrier through to approval –
be the go-to for and conduit for all current cases.

*Carry out regular case review and follow up on all outstanding underwriting
requirements with an emphasis on speed to approval.

*Partner with the business and technology team to design and test workflows that will be the foundation for the PolicyGenius client service organization.

New York Life Insurance Company
Licensed Agent
October 2012 - January 2017 (4 years 4 months)
168 Canal Street, 4th. Floor, New York, NY, 10013

I am an Agent Licensed to sell Insurance through New York Life Insurance Company, as well as select health plans through sponsored carriers. More specifically:

*Tailor financial instruments to help clients meet their insurance and financial goals
*Design education funding plans for families
*Structure plans for long-term care needs of elderly and/or disabled clients
*Prepare retirement planning strategies for families and businesses
*Provide Estate planning strategies for high net worth individuals
*Team up with community organizations to spread awareness on financial planning

Freelance
Translator/Interpreter
July 2005 - December 2012 (7 years 6 months)

*Provided translation and interpretation services to law firms including: Paul Weiss, Fried Franks,   Brooklyn Law School, and local and state courts.

*Perform interpretations services for hospitals and non-profit organizations including: NYU POST
(Program for Survivors of Torture), Human Rights First, Doctors of the Worlds

Enterprise Rent-A-Car
Management Trainee
May 2007 - September 2008 (1 year 5 months)
Bronx, New York

*Undertook all rental contracts initiation and closing activities
*Liaised with body shops, insurance companies, and customers
*Managed inbound/outbound calls and callbacks
*Assisted in the development and management of quarterly marketing plans

Law Office of Eugenie Moody
Legal Assistant/Paralegal
February 2003 - July 2005 (2 years 6 months)

*Assisted asylum seeking clients in drafting affidavits and filing complex immigration applications
*Carried out follow ups with clients & immigration officials to track case status
*Handled calls from multi-lingual clients; speaking French, Fulani, and Sosso

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Education

Mercy College
Bachelor's degree, Business Administration and Management, General · (2006 - 2012)

New York University
Bachelor's degree, Business Administration and Management, General · (2005 - 2006)

Borough of Manhattan Community College
Associate's degree, Business Administration and Management, General · (2003 - 2005)

Fall Mountain Regional High School
High School Diploma · (2000 - 2001)

Collins Hill High School
 · (1999 - 2000)